Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(a joint stock company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
ANNOUNCEMENT
POSSIBLE DISCLOSEABLE TRANSACTION

SUMMARY
The Company is pleased to announce that on 31 January 2011, PetroChina International (London) Company Limited (PCI), a wholly owned subsidiary of the Company, has submitted a conditional binding and irrevocable offer to INEOS European Holdings Limited (IEHL) and INEOS Investments International Limited (IIIL, together with IEHL the Sellers), for the establishment of joint ventures engaged in trading activities related to the crude oil refining operations using physical assets located at the Grangemouth refinery in Scotland and the Lavéra refinery in France, as well as crude oil refining business using the refining assets at Grangemouth and Lavéra, on the terms contained in the Documentation. The Offer Letter encloses the Documentation in draft form to be entered into upon acceptance of the Offer.
Upon receipt of the Offer Letter, INEOS Manufacturing France SAS, a wholly owned subsidiary of IIIL (IMF) is under an obligation, pursuant to French law, to inform and consult with its relevant staff representatives in relation to the Proposed Transaction before the Sellers may consider whether or not to accept the Offer.
The cash consideration PCI proposes to offer for the JV Shares in total is US$1,015,000,000 in accordance with the terms of the draft Acquisition Agreement. Pursuant to the Acquisition Agreement, PCI would acquire 50.1% of all the issued and outstanding shares in the capital of JV1 and 49.9% of all the issued and outstanding shares in the capital of JV2. JV1 will be consolidated in the audited consolidated accounts of the Company.
The Proposed Transaction is subject to a number of conditions as set out in the Documentation.

The Offer will terminate on the Offer Termination Date unless (i) the Consultation Process is completed, and (ii) the Sellers have validly accepted the Offer in accordance with the terms of the Offer Letter.
The Proposed Transaction, if completed, will be of great importance for the Company’s global allocation of resources and market portfolio, exploring the high-end European market, as well as establishing its European oil and gas operation centre. The Proposed Transaction is consistent with the Company’s strategy of building a broader business platform in Europe and of becoming a leading international energy company.
If and when the Offer is validly accepted by the Sellers and the Documentation is entered into by the relevant parties, the Company will make a further announcement.
Shareholders and potential investors should note that the Offer Letter is subject to the fulfilment of a number of conditions, and acceptance by the Sellers, and accordingly, the Proposed Transaction may or may not proceed. Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.
INTRODUCTION
The Company refers to the announcement on 10 January 2011 in relation to the Framework Agreement. The Company is pleased to announce that on 31 January 2011, PetroChina International (London) Company Limited, a wholly owned subsidiary of the Company, has submitted a conditional binding and irrevocable offer to the Sellers for the establishment of JV1 and JV2 on the terms contained in the Documentation.
The Offer Letter encloses the Documentation in draft form to be entered into upon acceptance of the Offer including, amongst others, the Acquisition Agreement, the Reorganisation Agreement, the Interface Agreements, and the Joint Venture Agreements.
Based on the terms and conditions contained in the Offer Letter, the Proposed Transaction may, if the Documentation will be entered into, constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules. If and when the Offer is validly accepted by the Sellers and the Documentation is entered into by the relevant parties, the Company will make a further announcement.
FRENCH WORKS COUNCIL CONSULTATION PROCESS
Upon receipt of the Offer Letter, IMF is under an obligation, pursuant to French law, to inform and consult with its relevant staff representatives in relation to the Proposed Transaction before the Sellers may consider whether or not to accept the Offer.
If changes to the draft Documentation were proposed by the Sellers as part of the Consultation Process, PCI and the Sellers would discuss such changes in good faith but there is no legal obligation on PCI to accept any of them.

THE BINDING OFFER
Transactions Contemplated in the Offer Letter and the Documentation
PCI and the Sellers contemplate in the Offer Letter and the Documentation, amongst others, the following transactions to be carried out:
1.       INEOS Swiss Newco would be incorporated in Switzerland.
2.       Subject to any necessary consents or approvals, the Sellers would incorporate the Jersey Companies in Jersey, which would be wholly owned by the Sellers. The Sellers would conduct a reorganisation of their existing Target Business, as a result of which the Jersey Companies would become the legal and beneficial shareholders of the entire share capital in IEL, IFL, IMSL, IMF and IRF.
3.       INEOS Swiss Newco would incorporate two new directly wholly owned subsidiaries in Jersey, JV1 and JV2.
4.       Pursuant to the Reorganisation Agreement, each of the Sellers and IHL shall procure that immediately before and upon Completion, the Jersey Companies hold directly and indirectly the Target Business and the Hive-Out has been completed, and the Sellers would sell, and JV1 and JV2 would purchase, the Shares. Infrastructure Newco would be 50% owned by INEOS Swiss Newco and 50% owned by JV2.
5.       Pursuant to the Acquisition Agreement, PCI would acquire 50.1% of all the issued and outstanding shares in the capital of JV1 and 49.9% of all the issued and outstanding shares in the capital of JV2.
6.       JV1 will be consolidated in the audited consolidated accounts of the Company.
7.       The Interface Agreements will be entered into for the purpose of ensuring that both the Target Business and the Retained Group have access to, amongst others, the shared infrastructure assets and services necessary to operate their respective business in the ordinary course after Completion.
Consideration
The total cash consideration PCI proposes to offer for the JV Shares is US$1,015,000,000 in accordance with the terms of the draft Acquisition Agreement.
The cash consideration was arrived at after arm’s length negotiations, after taking into consideration the results of the due diligence exercise in respect of the Target Business and having regard to a number of valuation methods to value the Grangemouth and Lavéra refineries.
Conditions
The Proposed Transaction is subject to, amongst others, the following conditions as set out in the Documentation:
1.	insofar as the purchase of the Shares pursuant to the Reorganisation Agreement constitutes or is deemed to constitute a concentration with a EU dimension within the scope of the Merger Regulation:

(a)	the European Commission having issued (or being deemed under Article 10(6) of the Merger Regulation to have done so), on terms satisfactory to PCI and INEOS Swiss Newco (acting reasonably), all decisions and approvals necessary to allow the purchase of the Shares by JV1 and JV2 to proceed; and
(b)	if any aspect of the purchase of the Shares pursuant to the Reorganisation Agreement is referred (or deemed to have been referred) to a competent authority of a European Union or EFTA State (or more than one such competent authorities) under Article 9 of the Merger Regulation, confirmation having been received from each such competent authority on terms satisfactory to PCI and INEOS Swiss Newco (acting reasonably), that the purchase of the Shares by JV1 and JV2 may proceed; and
(c)	if any European Union or EFTA State indicates that it may take measures to protect legitimate interests pursuant to Article 21(4) of the Merger Regulation or Article 7 of Protocol 24 of the EEA Agreement, confirmation having been received from each such State, on terms satisfactory to PCI and INEOS Swiss Newco (acting reasonably), that the purchase of the Shares pursuant to the Reorganisation Agreement may proceed;
2.	insofar as the purchase of the Shares pursuant to the Reorganisation Agreement requires approval or the observance of any waiting period pursuant to the merger control, antitrust or competition laws in any other jurisdiction, without which Completion would be unlawful or otherwise prohibited or restricted, or where PCI and the Sellers agree to seek approval for the purchase of the Shares in any other jurisdiction:
(a)	each relevant governmental entity having either declined jurisdiction over the purchase of the Shares or approved, or having been deemed to have approved, the purchase of the Shares on terms satisfactory to PCI and INEOS Swiss Newco (acting reasonably); or
(b)	any applicable waiting periods in respect thereof having expired or been terminated without steps having been taken to commence proceedings to injunct the purchase of the Shares;
3.	all necessary consents, approvals and notifications having been obtained or made from or to certain third parties and/or governmental and regulatory authorities or bodies in the PRC and any other relevant jurisdiction in respect of the Proposed Transaction and such authorisations remaining in full force and effect without modification;
4.	all necessary consents and approvals having been received under any existing financing documents to which any of the Target Group is a party;
5.	insofar as any surety, security or guarantee has been granted by any member of the Target Group or in respect of any assets of the Target Group, executed forms of release having been received; and
6.	the Hive-Out being substantially completed on terms reasonably satisfactory to PCI.
Offer Termination Date
The Offer will terminate at midnight (GMT) on 30 April 2011 unless (i) the Consultation Process is completed, and (ii) PCI has received five executed original copies of the

Acquisition Agreement, and five executed original copies of the Reorganisation Agreement (and a related disclosure letter) by no later than 11:59 p.m. (GMT) on that date. If the Consultation Process has not yet been completed by 11:59 p.m. (GMT) on 30 April 2011 and that PCI has been so notified by the Sellers, the Offer will be further extended until 11:59 p.m. (GMT) on 30 June 2011.
Exclusivity
The Sellers will, by signing the Offer Letter, grant PCI a period of exclusivity starting on the date of the Offer Letter and ending at 11:59 p.m. (GMT) on the Offer Termination Date.
REASONS FOR AND BENEFITS OF THE PROPOSED TRANSACTION
The Proposed Transaction, if completed, will be of great importance for the Company’s global allocation of resources and market portfolio, exploring the high-end European market, as well as establishing its European oil and gas operation centre. The Proposed Transaction is consistent with the Company’s strategy of building a broader business platform in Europe and of becoming a leading international energy company.
The Board (including the independent non-executive directors of the Company) considers that the terms of the Proposed Transaction are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.
INFORMATION ON THE COMPANY
The Company is principally engaged in petroleum and natural gas-related activities, including:
(a) the exploration, development, production and sale of crude oil and natural gas;
(b) the refining, transportation, storage and marketing of crude oil and petroleum products;
(c) the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and
(d) the transmission of natural gas and crude oil, and the sale of natural gas.
INFORMATION ON THE SELLERS
The Sellers carry out crude oil refining operations through their wholly owned subsidiaries, namely IMF and IMSL using the physical assets principally located at the Grangemouth refinery in Scotland and the Lavéra refinery in France and the depot at Dalston in Cumbria, England together with rights in relation to all pipelines, property, physical assets, rights, easements, servitudes and wayleaves required to carry out such operations, and related entrepreneurial activities through the Sellers’ wholly owned subsidiaries, namely IEL, IFL and IRF.
To the best of the Board’s knowledge, information and belief having made all reasonable enquiries, the Sellers and the ultimate beneficial owner of the Sellers are third parties independent of the Company and connected persons of the Company.

Shareholders and potential investors should note that the Offer Letter is subject to the fulfilment of a number of conditions, and acceptance by the Sellers, and accordingly, the Proposed Transaction may or may not proceed. Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.
DEFINITIONS
In this announcement, unless otherwise defined, the following terms shall have the following meanings:

“Acquisition Agreement”	the Acquisition Agreement proposed to be entered into between PCI, INEOS Swiss Newco, the Sellers, JV1 and JV2, a substantially agreed form of which is set out in and attached to the Offer Letter and pursuant to which PCI would acquire 50.1% of all the issued and outstanding shares in the capital of JV1 and 49.9% of all the issued and outstanding shares in the capital of JV2, respectively

“Board”	the Board of Directors of the Company, including the independent non-executive directors

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Shanghai Stock Exchange and the Main Board of the Stock Exchange with American depository shares listed on the New York Stock Exchange, together with its subsidiaries

“Completion”	completion of the Proposed Transaction

“Consultation Process”	the consultation process to be launched by IMF with its relevant staff representatives pursuant to French law in relation to the Proposed Transaction

“Documentation”	the Acquisition Agreement, the Reorganisation Agreement (together with a related disclosure letter from the Sellers to PCI), the Interface Agreements, the Joint Venture Agreements, a deed of tax covenant for the benefit of JV1 and JV2 in respect of certain tax liabilities, and other documents contemplated to be agreed and executed between PCI and the Sellers in the Offer Letter

“Excluded Asset”	a property, right or asset that does not relate exclusively to the Target Business

“Excluded Liability”	any liability (other than in respect of tax) to the extent that it does not relate to the Target Business

“Framework Agreement”	the Framework Agreement dated 10 January 2011 and entered into between PetroChina International and the Sellers

“GMT”	Greenwich Mean Time

“Hive-Out”	the series of transactions by which the Excluded Assets and

Excluded Liabilities are transferred out of the Target Group and the shared infrastructure assets are transferred to Infrastructure Newco (or, to the extent that it is not reasonably practicable to effect such transfer, the Target Group or Infrastructure Newco is put into a position equivalent to the one that it would have been in had the Excluded Assets and the Excluded Liabilities or the shared infrastructure assets been so transferred), so that the Target Group owns only those assets comprising the Target Business in accordance with the Documentation

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“INEOS”	INEOS Group Holdings plc

“INEOS Swiss Newco”	a new company being incorporated in Switzerland

“Interface Agreements”	the Interface Agreements proposed to be entered into for the purpose of ensuring that both the Target Business and the Retained Group have access to the shared infrastructure assets, utilities, hydrocarbon streams and services necessary to operate in the ordinary course after Completion, substantially agreed forms of which are set out in and attached to the Offer Letter

“IEHL”	INEOS European Holdings Limited, a wholly owned subsidiary of IHL

“IEL”	INEOS Europe Limited, a wholly owned subsidiary of IEHL

“IFL”	INEOS Fuels Limited, a wholly owned subsidiary of IEL

“IHL”	INEOS Holdings Limited, a wholly owned subsidiary of INEOS

“IIIL”	INEOS Investments International Limited, a wholly owned subsidiary of IHL

“IMF”	INEOS Manufacturing France SAS, a wholly owned subsidiary of IIIL

“IMSL”	INEOS Manufacturing Scotland Limited, a wholly owned subsidiary of IEHL

“Infrastructure Newco”	the new joint venture company contemplated to be established in the Offer Letter, which will hold the shared infrastructure assets and charge out relevant utilities and services to JV2 and the relevant member of the Retained Group

“Infrastructure Newco Shares”	the entire issued share capital of Infrastructure Newco

“IRF”	INEOS Refining France SAS, a wholly owned subsidiary of IIIL

“Jersey Companies”	two companies which would be incorporated in Jersey and be wholly owned by the Sellers, and which would become the legal and beneficial shareholders of the entire share capital in IEL, IFL, IMSL, IMF and IRF after the Hive-Out

“Jersey Companies Shares”	all the issued and outstanding share capital of the Jersey Companies

“Joint Venture Agreements”	the shareholders’ agreements in respect of JV1 proposed to be entered into between PCI, INEOS Swiss Newco and JV1, in respect of JV2 proposed to be entered into between PCI, INEOS Swiss Newco and JV2 and in respect of Infrastructure Newco proposed to be entered into between JV2, Infrastructure Newco and a member of the Retained Group, substantially agreed forms of which are set out in and attached to the Offer Letter and which govern the relationships of INEOS Swiss Newco and PCI as shareholders in JV1 and JV2, and JV2 and the relevant member of the Retained Group as shareholders in Infrastructure Newco

“JV1”	the new joint venture company contemplated to be established in the Offer Letter, which will engage in trading activities related to the crude oil refining operations using physical assets located at the Grangemouth refinery in Scotland and the Lavéra refinery in France

“JV2”	the new joint venture company contemplated to be established in the Offer Letter, which will carry out crude oil refining business using the refining assets at Grangemouth and Lavéra

“JV Shares”	50.1% of all the issued and outstanding shares in the capital of JV1 and 49.9% of all the issued and outstanding shares in the capital of JV2

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange

“Merger Regulation”	Council Regulation (EC) No. 139/2004

“Offer”	the conditional binding and irrevocable offer set out in the Offer Letter

“Offer Letter”	the offer letter submitted by PCI to the Sellers on 31 January 2011 in connection with the establishment of JV1 and JV2

“Offer Termination Date”	30 April 2011 or, if the Consultation Process has not yet been completed by 11:59 p.m. (GMT) on 30 April 2011 and PCI has been so notified by the Sellers, 30 June 2011

“PCI”	PetroChina International (London) Company Limited, a limited liability company incorporated in England and a wholly owned subsidiary of PetroChina International

“PetroChina International”	PetroChina International Company Limited, a limited liability company incorporated in the PRC and a wholly owned subsidiary of the Company

“PRC”	the People’s Republic of China

“Proposed Transaction”	the transactions contemplated in the Documentation

“Reorganisation Agreement”	the Reorganisation Agreement proposed to be entered into between PCI, the Sellers, IHL, JV1 and JV2, a substantially agreed form of which is set out in and attached to the Offer Letter and pursuant to which the Hive-Out would be carried out and the Sellers would sell, and JV1 and JV2 would purchase, the Shares

“Retained Group”	means the Sellers, their subsidiaries and subsidiary undertakings from time to time, any holding company of each Seller and any other subsidiaries or subsidiary undertakings of any such holding company (except JV1, JV2, any member of the Target Group and Infrastructure Newco)

“Sellers”	INEOS European Holdings Limited and INEOS Investments International Limited, each a wholly owned subsidiary of INEOS

“Shares”	the Jersey Companies Shares and the Infrastructure Newco Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Target Business”	the crude oil refining operations using the physical assets located at the Grangemouth Refinery in Scotland and the Lavéra Refinery in France, and the depot at Dalston in Cumbria, England together with all rights in relation to all pipelines, property, physical assets, rights, relevant properties rights, easements, servitudes and wayleaves required to carry out such operations as currently operated by the Target Group and the related entrepreneurial and trading activities

“Target Group”	the Jersey Companies and all their respective subsidiaries immediately prior to Completion
By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board
Hong Kong, 31 January 2011
As at the date of this announcement, the Board comprises Mr Jiang Jiemin as the chairman; Mr Zhou Jiping (vice chairman) and Mr Liao Yongyuan as executive directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non- executive directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive directors.